August 25, 2008

Via Edgar and Fax

Mr. David R Humphrey, Branch Chief
Ms. Amy Geddes
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549
Re: Precision Aerospace Components, Inc.
Form 10-KSB for the year ended December 31, 2007
File No.  000-30185

Dear Mr. Humphrey and Ms. Geddes:

The following response addresses the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in a comment letter dated July 1, 2008 (the “Comment Letter”) regarding the Form 10-KSB of Precision Aerospace Components, Inc. for the year ended December 31, 2007.  The responses herein refer to the specific comments appearing in the Comment Letter.

Form 10-KSB for the year ended December 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operation Subsequent Events

Freundlich has entered into a new Three Million Dollar of credit….page 16

1.  Please tell us and revise your disclosure to quantify the amount available to you under this line of credit at year end, based on the "advance formula." Quantify this amount in disclosure related to this note throughout your filing, and update the amount to the date of the most recent balance sheet presented in each subsequent filing. Please note that similar disclosure should also be applied to the Successor Agreement, entered into March 6, 2008.

RESPONSE:

As of December 31, 2007 there was $302,694 available for draw under the formula of the line of credit which was replaced.  As of March 31, 2008 there was $277,494 available for draw under the formula of the replacement line of credit.  The Company will disclose the amount available for draw under the new line of credit at the close of the relevant periods.

Critical Accounting Policies and Estimates, page 17

2.  Please revise your disclosure here to provide a supplemental discussion of, not a recitation of or cross-reference to, financial statement disclosure regarding your critical accounting policies.

1| Page
August 25, 2008

This discussion is meant not to enumerate and explain your policies, but rather to provide supplemental information regarding the judgment and estimations management applies to those policies. For example, a discussion of your evaluation methods regarding excess and obsolete inventory would be considered appropriate as you cite holding a deep inventory to enable fast fulfillment as a core competitive strength. Please revise as appropriate.

RESPONSE:

Inventory- The prices for replacement inventory have and continue to escalate.  Additionally the lead times for delivery continue to escalate, at times exceeding 78 weeks.  With few, insignificant, exceptions, none of its products in inventory have any shelf life limitations and, assuming eventual utilization, their value, from a replacement perspective meet or exceed their initial acquisition cost.  Demand for individual products extends for long durations and the Company’s business is characterized by the either immediate availability or near term availability of a product being crucial to its sale. Sales of a particular product may occur at irregular intervals.  Consequently the Company continues to invest in a substantial inventory and to recognize a product as being no longer in demand, if a sale does not occur within five year period.  Although the product is, at the end of the five year period, reduced to a zero cost basis, it may remain in the Company’s inventory and available for sale at a later time

Allowance for doubtful accounts- In determining the adequacy of the allowance for doubtful accounts, we consider a number of factors including the aging of the receivable portfolio, customer payment trends, and financial condition of the customer, industry conditions and overall credibility of the customer. Actual amounts could differ significantly from our estimates.

Income Taxes- In the preparation of consolidated financial statements, the Company estimates income taxes based on the existing regulatory structures. Deferred income tax assets and liabilities represent tax benefits or obligations that arise from temporary differences due to differing treatment of certain items for accounting and income tax purposes. The Company evaluates deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character amount and timing to result in their recovery. A valuation allowance is established when management determines that it is more likely than not that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgments are required in establishing deferred tax valuation allowances and in assessing probable exposures related to tax matters. The Company’s tax returns are subject to audit and local taxing authorities that could challenge the company’s tax positions. The Company believes it records and/or discloses such potential tax liabilities as appropriate and has reasonably estimated its income tax liabilities and recoverable tax assets.

Financial Statements

Consolidated Statements of Income, page 6

2| Page
August 25, 2008

3.  Please tell us the facts and circumstances surrounding the $30,000 loss on abandonment.  Describe the nature and purpose of the original deposit as well.

RESPONSE:

The Company had made a non-refundable $30,000 deposit with a financial organization (CIT Financial) to provide the Company financing.  The deposit would have been utilized to offset the costs of the financing.  When it became certain that the Company would not be obtaining financing from that financial organization, the $30,000 deposit was written off.

4.  Please tell us the facts and circumstances surrounding other income of $50,000 related to warrant expiration.  We assume this balance relates to the 100,000 expiring warrants disclosed in Note 11.  Please explain when and to whom these warrants were granted and describe their terms.  Tell us how you initially valued, accounted for and classified these warrants and the accounting you applied at the time of their expiration.  Your response should include your basis in USGAAAP for both the recordation and income statement geography of this amount.

RESPONSE:

On July 25, 2002, the Corporation, then known as Gasel Transportation, issued warrants to purchase 100,000 shares of common stock to CitiCapital Commercial Corporation.  The exercise price of the warrants was $.001 per share.  The consideration was an agreement by CitiCapital to defer late payments on equipment loans and two additional payments owed by Gasel to the end of the loan terms without penalty or rewrite fees.  The warrants could not be exercised for a period of three years after date of issuance and expired five years after issue date; the warrants were to be adjusted for share dividends or stock splits; CitiCapital also had the right to require the Company to buy back the warrants at a price of $0.50 per warrant anytime between the 32nd month after issue date and the end of the warrant term.  The warrants expired un-exercised and un-redeemed.

Note 2. Summary of Significant Accounting Policies

Inventory. page 11

5.  We note from your disclosure here that you have not established an inventory allowance for excess or obsolete items, that you use the specific identification method to identify inventory items and that you write off items for which transactions have not occurred in the past five years. Please tell us, and revise your disclosure in future filings to indicate, the dollar value written off for each period an income statement is presented. If the amounts are not material, so state.

RESPONSE:

For the period January 1-March 31, 2008, the Company had $35,165 in inventory which became over five years without sale during the period and has been written down.  For the period ending January 1-December 31,

3| Page
August 25, 2008

2007, the Company had $130,625 in inventory which became over five years without sale during the period and has been written down.  In future periods, we will make similar disclosures.

Other

6.  Please tell us and revise this note to indicate how your products are warrantied and how you account for such warranties.  It appears that additional disclosures may be required under paragraph 14 of FIN 45. Please revise or advise.

RESPONSE:

Our products are sold to meet specific purchase orders from our customers.  The specifics of a product (material, dimensions, testing etc.) are certified to the Company by the manufacturer at the time of the product delivery (the Company and the manufacturer track the products by specific lot number).  The Company provides this certification to the customer at the time of delivery.  The Company does not provide any warranty to the customer.  Of course, in the rather exceptional event that a wrong product is shipped, returns are accepted.

FIN 45, Guarantors accounting disclosure, paragraph 14, does not apply to the Company since that there are no warranties on our products.

Shipping and Handling Costs and Fees, page 13

7.  Your Form 10-QSB discloses that freight and delivery charges on sales are included in SG&A expenses.  If true, it appears that additional disclosures are required under EITF 00-10.  Please see paragraphs 6 and 8 of the EITF for guidance and revise as appropriate.

RESPONSE:

The Company has reviewed paragraphs 6 and 8 of the EITF 00-10 “Accounting for Shipping and Handling Fees and Costs” and has concluded that those costs (which approximate .009 percent of our sales) are insignificant to our income statement and therefore the Company does not need to disclose them on separately disclosed line items.

Note 2. Summary of Significant Accounting Policies

8.  We note that you have financial statement items for which accounting treatment under US GAAP differs from that proscribed in the US tax code.  For example, we assume that the tax basis of certain of your assets and liabilities differs from their financial statement basis.  Further, you state that you are depreciating your property, plant and equipment on the straight line basis, and, in accordance with SFAS 142 you are not depreciating goodwill.  Please provide us with a schedule of your deferred tax assets and liabilities as of each balance sheet date or explain to us how these differences have not led you to record deferred taxes. Refer to the guidance in SPAS 109.  We may further comment on your response.

RESPONSE:

4| Page
August 25, 2008

            The Company does account for its income taxes in accordance with SFAS 109.  Deferred tax assets and liabilities are established for future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates.  Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not.

Currently, the only temporary differences of the Company are depreciation and the amortization of financing fees.  (Goodwill is a permanent difference; thus, goodwill is not considered.)  The summation of these amounts for 2006 and 2007 were, in management’s judgment, immaterial to the financial statements as a whole and thus, deferred tax assets or liabilities were not recorded for these years.  “Rollover” and “iron curtain” approaches to assessing material amounts have been considered for the 2007 year.

In addition, at this time, the Company has no tax benefits related to positions considered uncertain.

9.   As a related matter, please revise your footnote to include all the disclosure items required by paragraphs 43-49 of SFAS 109, as applicable.

RESPONSE:

As noted in the response to Question 8, the Company had only immaterial items.  These items do not require disclosure pursuant to paragraphs 43-49 of SFAS 109.

Note 7 . Earnings per Share, page. 16

10.   Please revise your disclosure to indicate the number of shares excluded from the calculation due to anti-dilution.  If no shares were excluded, so state.  Refer to paragraph 40(c) of SFAS 128.

RESPONSE:

The Company looked at FASB 128 para140(c) Earnings per Share Disclosure Requirements.  No shares were excluded from the calculation due to anti-dilution.

11.   To facilitate the reader's understanding, please expand your table reconciling basic and diluted earnings per share to also indicate the number of shares of   preferred stock outstanding and the applicable conversion rates.

RESPONSE:

The table, which form will be utilized in future filings, has been revised to include the indication, in parentheses following the series A and B preferred shares, as follows:

5| Page
August 25, 2008

Fully diluted calculation as of December 31:	2007	2006

Common Stock	33,324,691	33,324,691

Series A convertible preferred stock (5,274,152 shares outstanding	4,098,016,104	2,373,368,400
in 2007 each converts to 777 shares; in 2006 each converted into 450 shares)
outstanding each converts	843,300,000	843,300,000
to 300 shares; but not convertible until after 150:1 reverse combination)
Convertible Note	862,068,966	500,000,000

Options	100,000	410,000

Warrants	200,000	300,000
Common Stock Purchase Warrant A	1,581,150,000	1,581,150,000
Common Stock Purchase Warrant B	1,581,150,000	1,581,150,000

Fully Diluted	8,999,309,761	6,913,003,091

Note 8. Long Term Debt and Line of Credit, page 17

12.   Please revise your disclosure here and throughout your filing to indicate the material terms of and accounting policies applied to the convertible note. Specifically, please describe the following:

•	the facts and circumstances surrounding its issuance;

•	the terms of the conversion and any modifications thereto, including:

o	the conversion rate;

o	how such conversion rate compared to the fair value of the underlying common stock on the date of grant;

o	the number of warrants issued in connection with this note (if any);

o	the terms of such warrants;

o	how you determined the amount of any benefit on conversion to be recorded;

o	how the amount of any benefit on conversion should be amortized; and

o	how the note was be recorded.

Please include a draft disclosure with your response.

RESPONSE:

As a part of the financing that allowed the Company to acquire the Freundlich assets, on July 20, 2006, the Company received $1,000,000 in return for issuing a $1,000,000 convertible note due July 20, 2011. That note was repaid in full on March 31, 2008.   Although the overall financing transaction included warrants, none were issued incident to the note issuance.  The note itself, although issued at the same time, was considered by the parties to be a separate part of the transaction.   The warrants and the convertible A stock were both split between the two investors, while the convertible note was issued solely to one of the investors.   The $1,000,000 note debt was shown

6| Page
August 25, 2008

on the Company’s balance sheet as a long term liability.  The Company does not believe that any discount to the note value was warranted.  It was anticipated by the parties that the note would be repaid shortly after issuance from the proceeds of additional debt financing to be obtained by the Company.  The note had an interest rate of 3% p.a. through December 2, 2006, and 12% p.a. through January 30, 2007, rising to 14% p.a. through maturity.  The note also had a conversion feature.  It was anticipated by the parties that the Company would have completed a 150:1 reverse split of its shares by the end of November 2006 (This reverse split has been delayed by mutual agreement for no additional consideration.)  The note provided that if the Company had not repaid the note by December 2, 2006 the outstanding principal amount could be converted into post 150:1 reverse split shares at a conversion price of $0.30 per share.  This was equivalent to a conversion price of $0.002 into the then (and still) existing shares.  On the date of the issuance of the Note, the opening and closing stock price as reported on Marketwatch.com was $0.0001.  Upon full conversion, the note could have been converted to 3,333,333 “post 150:1” shares and theoretically could have been converted to 500,000,000 existing shares.  The note had a provision that the conversion price would be adjusted, up to a maximum of 35% per year, if the Company did not meet pre-tax earnings, on a fully diluted basis, of $.034 per share for the year ended December 31 2006 and $.051 per share for the year ended December 31, 2007.  This could have resulted in an adjustment of the conversion price to $0.1265 per share.  On July 31, 2007, the Company and the note holder agreed to a onetime adjustment of the conversion price to $0.174 per share.  This was equivalent to a conversion price of $0.00116 per share of the existing shares.  Upon full conversion, after the adjustment, the note could have been converted to 5,747,126 “post 150:1” shares and theoretically could have been converted to 862,068,966 existing shares.  There were no other changes to the transaction.

The note was re paid in full without any conversion on March 31, 2008.

Our note “Long Term Debt and Line of Credit”, when including information about the convertible note, will include a paragraph similar to the following:

Convertible Note

On July 20, 2006, the Company received $1,000,000 in return for issuing a $1,000,000 convertible note due July 20, 2011.  The note had an interest rate of 3% p.a. through December 2, 2006, and 12% p.a. through January 30, 2007, and thereafter to 14% p.a. through maturity.  The note also had a conversion feature.  The note had an original conversion price of $0.002 per share, subject to adjustment for failing to meet specific earnings in 2006 and 2007.  On July 31, 2007, the Company and the note holder agreed to a onetime adjustment of the conversion price to $0.00116 per share.  If the note could have been fully converted, after the adjustment the note could have been converted to 862,068,966 shares.

The note was paid in full without any conversion on March 31, 2008.

Note 9 Acquisition. page 18

7| Page
August 25, 2008

13.  Please revise this disclosure to include a full discussion not only of the acquisition of Freundlich, but also of the contemporaneous transactions with DFAC and Baron/Kreger. This disclosure should include how you recorded each element of the contemporaneous transactions and why such accounting treatment is appropriate. Further, your discussion should address any amendments or changes to the transactions, any elements of the transactions which have yet to be satisfied or performed, and any related penalties you may incur.  Include a draft of your intended disclosure with your response. Please note that you should provide a full and complete description of the transactions, including any amendments or changes, at each point such transaction is discussed in your filing.

RESPONSE: Revised Disclosure (new last paragraph):

ACQUISITION (this is the present note –-the addition follows.)

On July 20, 2006, the Company acquired all the assets and certain liabilities of Freundlich Supply Company, Inc., a New York corporation which operated as a distributor of fasteners to the aerospace industry.  The purchase price totaled $5,263,943, consisting of the original purchase price of $5,000,000 plus $263,943 working capital adjustment.  The asset purchase agreement provided that the purchase price would be adjusted to the extent of the Seller’s net working capital (defined as the excess of accounts receivable, inventory and prepaid expenses over accounts payable and accrued expenses) exceeded, or was less than, $2,280,000 at closing.  Net working capital totaled $2,543,943 at closing, and accordingly, the purchase price was increased by $263,943.

The acquisition was recorded by allocating the cost of the assets acquired and liabilities assumed based upon their estimated fair value at the acquisition date.  The excess of the cost of the acquisition over the net of the amounts assigned to the fair value of the assets acquired and the liabilities assumed was recorded as goodwill.

The fair value of the assets and liabilities was determined and the purchase price was allocated as follows:

Accounts receivable	$1,113,686
Inventory	2,521,153

Prepaid expenses	9,946
Deposits	400

Furniture and equipment	200,000
Goodwill	2,221,745
Total Assets	6,066,930

Accounts payable	(779,005)
Accrued expenses	(23,982)

Total Purchase Price	$5,263,943

Additionally, $221,369 was recognized as Goodwill for the profit of 20 days, for the period of July 1-20, 2006.

8| Page
August 25, 2008

Addition to note:

The July 20, 2006 asset purchase of the Freundlich assets were the result of the Company entering into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the shares of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), in return for 21,000,000 shares of the Company’s common stock and 2,611,000 shares of the Company’s Class B convertible preferred stock, convertible into 5,222,000 shares of the Company’s common stock (after the 150:1 combination discussed below).  Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc., described above (“Freundlich Supply”), pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply, and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  The Securities Purchase Agreement requires the Company to accomplish a 150:1 combination of its common stock; originally to have been accomplished by November 2006, this requirement has been extended several times, without additional consideration, and is now to occur by December 15, 2008. (In the event the Company does not timely accomplish the 150:1 combination it may have to pay a penalty of $287,500 and if it fails to timely file and maintain effective a registration statement it may be liable for liquidated damages which would be 2,100 shares of Series A stock per day it is in violation, up to a maximum of 750,000 shares.)  The Investors in the Security Purchase Agreement provided the Company $5,750,000.  In return the Company issued a $1Million convertible note which has subsequently been repaid without conversion; 5,277,778 shares of series A Preferred stock each originally convertible into 3 shares of the Company’s common stock and presently convertible into 5.18 shares of the Company’s common stock (each after the 150:1 combination) and 10,541,000 Series A warrants convertible into 10,541,000 shares of the Company’s common stock (after the 150:1 combination) at an original exercise price of $0.35 which has been adjusted to $.203 per share and 10,541,000 Series B warrants  convertible into 10,541,000 shares of the Company’s common stock (after the 150:1 combination) at an original exercise price of $0.60 per share which has been adjusted to $0.347 per share.  Other than standard adjustment terms there are no other adjustment terms for either the Preferred stock or the warrants.  As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Co., Inc. (“Freundlich”)

14.  Please explain the meaning of your disclosure that "$221,369 was recognized as Goodwill for the profit of 20 days, for the period of July 1-20, 2006."  Include in your response why such amount is described as "intangibles" in your statement of cash flow, and cite your basis in GAAP for your accounting and for your financial statement presentation. If effective control transferred on a date other than the acquisition date, please explain when and how this occurred.

9| Page
August 25, 2008

RESPONSE:

The Company’s management included the financial activity of the company acquired from the first day of the quarter, July 1, through the date of acquisition, July 20, in accordance with Regulation S-X 3-02, 3-03 and 3-05, such that, the income statements of the acquired business should normally continue to be furnished for such periods prior to the purchase as may be necessary when added to the time for which audited income statements after the purchase are filed to cover the equivalent of the period.

As disclosed in the footnotes to the financial statements, the allocation of purchase price was assigned to specific assets based on their fair value with the residual amount recorded as goodwill.  The income presented for this period, $221,369, was earned by the former owner; however, since no amounts were due back to the former owner, this amount was assigned to goodwill as if the additional consideration was paid.  Management considers this accounting appropriate.

Note 11 — Warrants, page 19

15.  Please tell us how you determined the fair value of the warrants issued in connection with the transactions, and how such valuation method is consistent with that applied to your stock option grants and/or US GAAP.  You response should include the valuation methodology employed, the fair value of each grant, how such value was recorded, and your basis in US GAAP for such treatment.  Your response should also address why the warrants were first recorded in permanent equity, and then transferred to temporary equity per your presentation in the statements of stockholders' equity.  In addition, your disclosure should be revised to reflect each of the aforementioned items.

RESPONSE:

            The Company, in connection with the Securities Purchase Agreement of July 20, 2006, calculated the fair value of the warrants issued using a Black-Scholes valuation model, in which Management considered all the facts and circumstances of this equity instrument and has deemed the use of a Black-Scholes formula to estimate the fair value of the warrants to be appropriate and consistent with the measurement objectives of the accounting standards.

The factors used by the Company in determining fair value were: closing stock price on Yahoo.finance at the date of the issuance ($0.04), the exercise prices ($.35 and $0.60), the expected life in years (5 years), the historical volatility of 418.05% was determined by observing the stock price on the issue date and the same date of the eleven prior months, and the discount rate utilized was 2.25%.  These factors yielded fair values of $421,636 for each of the warrants issued, a sum of $843,272.

The warrants were reclassified to “Temporary Equity” in accordance with ASR 268 when Management determined that there were not enough authorized shares of Company stock to issue if the warrants were converted.

10| Page
August 25, 2008

16.  Please tell us and revise your disclosure to indicate the impact the adjustment of terms had on the fair value of these warrants and/or on any other convertible securities that were adjusted. Explain how such changes in value were accounted for and recorded.

RESPONSE:

The impact of the adjustment was not material ($2) and no change was made to the statements.  The exercise prices of the warrants were adjusted from $.35 to $.203 and $.60 to $.347 respectively.  These recalculated factors yielded fair values of $421,637 for each of the warrants issued, a sum of $843,274, which is a difference of only $2 compared to the original $843,272 shown in answer to question 15.  No other security had a change in fair value as a result of the adjustment.

17.  We note from your disclosure on page 8 that Baron and Kreger have agreed to extend the deadline for the reverse split to May 1, 2008 and, subsequently, to December 15, 2008 per your first quarterly filing. Please tell us why such extensions were necessary, when such extensions were granted, how such dates corresponded to the original deadline, what consideration was given for such extensions, and how such consideration has been recorded in your financial statements.

RESPONSE:

           The extensions were granted because the Company felt that it was in the best interests of all concerned for it to utilize its time and resources in other areas which would be of greater benefit to the operations and growth of the Company.  The parties that had the Securities Purchase Agreement which mandated the action agreed with the Company.  The original deadline was 120 days after the Closing which occurred on July 20, 2006 (November 18, 2006).  No consideration was given for the extensions.

Form 10-QSB for Quarter Ended March 31, 2008

Note 7. Options and Agreements, page 9

18.  Please revise to include share-based payments within the SG&A expense balance as required under Topic 14-F of Staff Accounting Bulletins.

RESPONSE:

The Company has referred to the Guidance in topic 14- F, Classification of Compensation Expense Associated with Share-Based Payment Arrangements, and the Company believes that the presentation it is utilizing provides investors the information desired to be provided by topic 14-F in a way that most enables investors to more easily consider the information presented.  Topic 14-F permits “a company [to] consider disclosing the amount of expense related to share-based payment arrangements included in specific line items in the financial statements”.  The Company has conducted this consideration in reaching this conclusion.

19.   Please tell us and disclose the vested percentage of Mr. Prince's option award as of the most recent balance sheet date.  It appears to us that the award would have been 64% vested at March 31, 2008 based upon definition "j"
11| Page
August 25, 2008

within the option agreement furnished in Exhibit 10.5.  Please note that we have calculated the "vested percentage" without regard to the fact that the options may not be exercised (and the exercise price cannot be determined) until the reverse split has occurred according to the  employment agreement in Exhibit 10.1.  Please confirm or explain how our understanding is not correct.

RESPONSE:

The award would have been 70% vested at March 31, 2008 (58% + 6% at the end of February +6% at the end of March).  That leaves the 6% per month for each of the remaining 5 months (total 30%) through August 31, 2008 upon delivery before the end of February.  The Company concurs with the finding that although issued and an obligation of the Company beginning February 27, 2008, that the vesting provisions necessitate recognition of the 70% vested portion as at March 31, 2008 and provided the restated numbers as a footnote disclosure with the Company’s 10-Q for the second quarter.

20.  Please tell us more about the options awarded to directors. Tell us who received the options to purchase the 5000 shares and explain whether, when and to whom the 2000 share issuances for service were issued.  Explain how the exercise price of these options will be determined and tell us whether these options may be exercised prior to execution of the reverse split.

RESPONSE:

On February 27, 2008, all of the directors who at any time were non-management directors (Messers. Adler, Kreger, Phillips, Prince and Walters) were issued options to purchase the 5,000 shares and Messers. Adler, Kreger, Phillips and Walters, who had served as non-management directors for the entire preceding year ended July 2007, were awarded options for 2,000 shares.  By the Option terms the Exercise Price shall be the closing price of a share of the Company’s Common Stock on the day before the first exercise date.  The first exercise date is 60 days after the effective date of the first combination or split of the presently existing common stock of the Company.  The Option may NOT be exercised prior to the reverse split.

21.  Tell us how the expense for the first quarter of fiscal 2008 and the "total expense" to the company were determined. That is, explain the significant assumptions utilized in each computation. For example, tell us how the pricing was determined for purposes of your analysis. Support your valuations, your accounting methodology and your financial statement presentations and classifications with specific citations from SFAS 123(R). For options that may not be exercised until execution of the reverse split, please tell us whether you considered this condition to be a "performance condition" as defined in Appendix E of the above referenced statement and support your conclusion. We may have further comments upon the review of your response.

12| Page
August 25, 2008

RESPONSE:

The Company has restated the impact of the option expense in note 8 to the Company’s 10-Q for the second quarter of 2008.  The Company calculated the theoretical total expense to the Company utilizing the de facto standard Black Scholes valuation model and the spread sheet modeling within the Black Scholes calculator developed by Battery Network, Inc.  The Company looked used the stock price ($0.01) at the date of the Option grants (February 27, 2008); the exercise price as stated within the Option ($0.01);  the expected life as stated within the Option (1 year); the historical volatility of 200.43% was determined by observing the stock price on the Option issue date and the same date on the eleven prior months and utilizing the volatility calculator in the model – the one year volatility period is consistent with the discussion in paragraphs 284 and 284 of SFAS 123 which specify that the expected volatility should be based on the historical volatility of the stock over the most recent period that is generally commensurate with the expected life of the option.  The stock has paid no dividends, so there was no dividend adjustment.  The discount rate utilized was 3.75% which approximated the September 1 rate available on federal government zero-coupon bonds with a remaining term equal to the option's expected life of one year (since there were no new government zero-coupon bonds of this duration the rate implied by the price of coupon government bonds was used.), following the guidance of Paragraph 19 of SFAS 123.

The option expense for the quarter year was determined by multiplying the total option expense calculated to be attributed to the options for the year by the vested portion of the options.

The “reverse-stock split” was not considered a “performance condition” for granting the options.  The option costs are recognized over the requisite service period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Subsequent Event. page 13

22.   Please describe the material terms of the registration rights agreement and of any contractual provision involving penalties and/or liquidated damages. Discuss the consideration given to the accounting guidance set forth in EITF 05-4 and FS? EITF 00-19-2, as applicable

RESPONSE: Liquidated Damages.

              If the Company fails to meet the filing requirements of a Registration Statement or the effectiveness requirements for the Registrations statement, which includes periods within which the statement must become effective and that the statement remain effective for a period of two years, other than for Blackout periods, the Company shall, for each such day (x) after the Filing Date that the Company shall not have filed the Registration Statement, (y) after the Required Effectiveness Date that the Registration Statement shall not have been declared effective, or (z) during which the Registration Statement is not effective as required by clause (c) of this Section 2.8(i), issue to the Investors, as liquidated damages and not as a penalty, 2,100 shares of Series A Preferred Stock for any such day (based on a 365 day working calendar year), such issuance shall be made no later than the tenth business day of the calendar month next succeeding the month in which such day occurs; provided, however, that if the Registration Statement does not cover, or registration has not been requested for, the Registrable Securities

13| Page
August 25, 2008

issuable upon conversion of all of the shares of Series A Preferred Stock that were issued by the Company, the liquidated damages per day shall be the percentage of 2,100 shares that the number of Registrable Securities then subject to, or proposed to be include in, the Registration Statement bears to the total number Registrable Securities issued or issuable upon conversion of all of the Series A Preferred Stock that were initially issued to the Investors. However, in no event shall the Company be required to pay any liquidated damages under this Section 2.8 in an amount exceeding 750,000 shares of Series A Preferred Stock in the aggregate (as adjusted pursuant to the terms of the Certificate of Designation).

As requested by the staff, in connection with responding to your comments, the Company is providing the following statement in acknowledging that:

“The company is responsible for the adequacy and accuracy of the disclosure in the filing;

“Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

“The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

We trust that the foregoing appropriately addresses the issues raised by the Comment Letter.

Very truly yours,

/s/ Andrew S. Prince
Andrew S. Prince Chief Financial Officer

14| Page
August 25, 2008